Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Stephen P. Farrell

212-309-6050

sfarrell@morganlewis.com

July 1, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Amanda Ravitz

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Tsakos Energy Navigation Limited Amendment No. 1 to Registration Statement on Form F-3 Filed June 12, 2009 File No. 333-159218

Dear Ms. Ravitz:

On behalf of our client, Tsakos Energy Navigation Limited (the “Company”), we are responding to the comments set forth in the comment letter from the (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 23, 2009 in respect of the Company’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on June 12, 2009. To respond to the Staff’s comments, the Company is filing concurrently with this letter pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including revised Exhibits 5.1 and 5.3, and for the convenience of the Staff, we are providing to the Staff by overnight delivery four (4) copies of this letter and marked copies of Amendment No. 2 and Exhibits 5.1 and 5.3 (against Amendment No. 1 and Exhibits 5.1 and 5.3, respectively, filed on June 12, 2009).

The numbered paragraphs in bold herein restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

United States Securities and Exchange Commission

July 1, 2009

Exhibit 5.1

1.	We note your response to prior comment 6; however, please provide us with additional analysis explaining the purpose of defining the term “non-assessable” under Bermuda law in light of the fact that the opinion is to be governed by and construed in accordance with the laws of Bermuda. Alternatively, delete the definition.

Response: The opinion of Mello Jones & Martin filed as Exhibit 5.1 to Amendment No. 2 has been revised by deleting the definition of the term “non-assessable.”

2.	We note your response to prior comment 8; however, please revise the last sentence of the second to last paragraph to state that the opinion speaks as of the date of effectiveness or confirm that you will re-file the opinion dated the date of effectiveness.

Response: The opinion of Mello Jones & Martin filed as Exhibit 5.1 to Amendment No. 2 has been revised by deleting the last sentence of the second to last paragraph of the opinion, which stated, among other things, that the opinion spoke as of its date and that counsel assumed no obligation to review or update the opinion if applicable laws or existing facts or circumstances changed.

Exhibit 5.3

3.	We note your response to prior comment 10; however, please delete or substantially revise the second paragraph on page 3. In this connection, we note the following:

•

In the second sentence, counsel states that it is not admitted to practice before the courts of the Republic of Liberia. Because you are opining on Liberian law, a jurisdictional qualification regarding Liberian law is inappropriate. Please provide a revised opinion that does not contain this qualification.

•

Counsel lists a number of specific laws that it examined in order to render its opinion, including the Liberian Business Corporation Act of 1976, including amendments thereto through June 19, 2002 and the Liberian Internal Revenue Code, Personal and Business Income Tax Law, including amendments thereto through November 19, 1994 with exceptions, among others. These limitations on the scope of the laws counsel reviewed are impermissible because the opinion must speak to the jurisdiction’s complete body of applicable laws as of the date the securities are sold. Please revise the opinion to state that counsel’s opinion is based on its review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the Republic of Liberia.

United States Securities and Exchange Commission

July 1, 2009

•

We note your disclosure in the second to last sentence that you assumed that the Liberian laws “have not been the subject to any further amendments.” We also note your disclosure in the last sentence that each of the Liberian Guarantors has duly appointed a registered agent in the Republic of Liberia. Counsel may not assume material facts underlying its opinion or assume facts that are readily ascertainable. Please delete these assumptions.

Response: The opinion of Seward & Kissel LLP filed as Exhibit 5.3 to Amendment No. 2 has been revised by deleting the second paragraph on page 3.

4.	We note your response to prior comment 11; however, please revise the second to last sentence of the penultimate paragraph to state that the opinion speaks as of the date of effectiveness or confirm that you will re-file the opinion dated the date of effectiveness.

Response: The opinion of Seward & Kissel LLP filed as Exhibit 5.3 to Amendment No. 2 has been revised by deleting the second to last sentence of the penultimate paragraph of the opinion, which stated that the opinion was rendered as of its date and counsel had no responsibility to update the opinion for events or circumstances occurring after the date of the opinion or for any change in applicable laws after the date of the opinion.

***

Tsakos Energy Navigation Limited (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referred to herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

United States Securities and Exchange Commission

July 1, 2009

If you have any questions, please feel free to contact me at (212) 309-6050 or my colleague Patrick Egan at (212) 309-7117.

Very truly yours,

/s/ Stephen P. Farrell
Stephen P. Farrell

cc: Tsakos Energy Navigation Limited